# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rithm Property Trust Inc., CIK 0001614806
CUSIP: 38983D300
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 799 Broadway, New York, New York (NY), 10003
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001453885

## Reporting persons
- Beach Point Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 494,985; sole dispositive power 0; shared dispositive power 494,985; aggregate amount beneficially owned 494,985 (1.1% of the class)
  Comment: **see Note 1**
- Beach Point GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 494,985; sole dispositive power 0; shared dispositive power 494,985; aggregate amount beneficially owned 494,985 (1.1% of the class)
  Comment: **see Note 1**

## Item 1. Issuer
Name of issuer: Rithm Property Trust Inc.
Address of issuer's principal executive offices: 799 Broadway, New York, New York, 10003

## Item 2. Person Filing
Name of person filing:
Beach Point Capital Management LP ("Beach Point Capital")
Beach Point GP LLC ("Beach Point GP")
Address of principal business office or, if none, residence: c/o Beach Point Capital Management LP, 1620 26th Street, Suite 6000n, Santa Monica, CA 90404
Citizenship:
Beach Point Capital - Delaware
Beach Point GP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
494,985 by each of Beach Point Capital and Beach Point GP (collectively, "Beach Point"). **see Note 1**

The Common Stock reported as beneficially owned by Beach Point in this Schedule 13G includes 494,985 shares of Common Stock held by certain clients of Beach Point (the "Clients").
Percent of class: 1.1% by each of Beach Point Capital and Beach Point GP. The percent of class is based on 45,420,752 shares of Common Stock outstanding as of July 28, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on July 31, 2025.
Sole power to vote or to direct the vote:
Beach Point Capital - 0
Beach Point GP - 0
Shared power to vote or to direct the vote:
Beach Point Capital - 494,985 **see Note 1**
Beach Point GP - 494,985 **see Note 1**
Sole power to dispose or to direct the disposition:
Beach Point Capital - 0
Beach Point GP - 0
Shared power to dispose or to direct the disposition:
Beach Point Capital - 494,985 **see Note 1**
Beach Point GP - 494,985 **see Note 1**

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: While Beach Point Capital and Beach Point GP may each be deemed the beneficial owner of the shares of Common Stock of the Issuer, each of the reporting persons is the beneficial owner of such stock on behalf of the Clients who have the right to receive and the power to direct the receipt of the dividends from, or the proceeds of the sale of, such Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II - Joint Filing Agreement

## Signatures
- Beach Point Capital Management LP: /s/ David Rosenblum, David Rosenblum, General Counsel (11/07/2025)
- Beach Point GP LLC: /s/ David Rosenblum, David Rosenblum, General Counsel (11/07/2025)
Comment: ** Note 1 ** Beach Point Capital, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to the Clients. In its role as investment adviser, Beach Point Capital possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. Beach Point Capital disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of Beach Point Capital. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities.